Exhibit 99(a)(29)

Paris, April 21, 2004

Letter from Serge Weinberg

to All Gucci Group Employees

To all Gucci Group Employees,

      I’m delighted to announce to you the appointment of Robert Polet as President and Chief Executive Officer and Chairman of the Management Board of Gucci Group, succeeding Domenico De Sole.

      I’d like to thank Domenico once again for the remarkable job he has done, along with Tom Ford, to make the Gucci brand what it is today. We wish him well for the future. We are convinced that in Robert, we have found a worthy successor to take Gucci Group to the next level, with a great combination of business and people skills.

      Robert is a great fit for Gucci Group. Like Gucci Group, he is truly international. A 48-year-old Dutch national, Robert was born in Malaysia, educated in the Netherlands and in the USA and has worked in France, Italy, Germany, Belgium, Malaysia and the Netherlands. He speaks Dutch, English, German, French and Italian.

      Robert is also an outstanding manager. During his 26-year career at Unilever, he has developed a number of different businesses in different areas. In his latest position, Robert more than doubled profit margins at Unilever’s Worldwide Ice Cream and Frozen Foods division, a $7.8 billion business operating in over 40 countries that he has run for over three years.

      Robert has demonstrated particular skill is in finding innovative and creative ways to develop brands, and his energy and enthusiasm are contagious. He is both a leader and a team player, and his personality is perfectly suited to the organization of Gucci Group.

      Robert will be a strong CEO for Gucci Group, fully responsible for the future of the company. Regardless of the outcome of the tender offer that we have launched for the outstanding shares in Gucci Group, the Group will function with two key operating principles: autonomy and accountability. Robert will work closely with the CEOs of each brand and with the very talented designers that are in place throughout the Group to carry the brands forward.

      Our ambition for Gucci Group is to make it the best luxury group in the world, with a strong focus on design and product quality. That was the vision we had when Domenico De Sole and Tom Ford came to us in 1999, and that is our vision today. We have made great progress towards achieving it, and I am convinced that with Robert at the helm and with the great talent that exists throughout Gucci Group, we will be very successful.

Serge WEINBERG